Filed Pursuant to Rule 424(b)(2)
File No. 333-159736

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series I Fixed Rate Notes	$1,500,000,000	$171,900

(1)

The total filing fee of $171,900 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 11 dated April 30, 2012

(to Prospectus Supplement dated August 14, 2009

and Prospectus dated June 4, 2009)

WELLS FARGO & COMPANY

Medium-Term Notes, Series I

Fixed Rate Notes

Aggregate Principal Amount Offered:	$1,500,000,000

Trade Date:	April 30, 2012

Original Issue Date (T+5):	May 7, 2012

Stated Maturity Date:	May 8, 2017

Interest Rate:	2.10%

Interest Payment Dates:	Each May 8 and November 8, commencing November 8, 2012, and at maturity

Price to Public (Issue Price):	99.92%, plus accrued interest, if any, from May 7, 2012

Agent Discount (Gross Spread):	0.35%

All-in Price (Net of Agent Discount):	99.57%, plus accrued interest, if any, from May 7, 2012

Net Proceeds:	$1,493,550,000

Benchmark:	UST 0.875% due April 30, 2017

Benchmark Yield:	0.817%

Spread to Benchmark:	+130 basis points

Re-Offer Yield:	2.117%

Listing:	None

Certain U.S. Federal Income Tax Consequences:

For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from Medicare tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its interest income and net gain from the disposition of the notes, unless such interest income and net gain is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income may, however, be reduced by properly allocable deductions to such income. United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains from the notes.

Legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Code, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the Treasury to, among other things, collect and provide to it substantial information regarding such institution’s United States financial account holders, including certain account holders that are foreign entities with United States owners. The legislation also generally imposes a 30% withholding tax on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity. “Withholdable payments” include payments of interest from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest from sources within the United States unless the payments of interest or gross proceeds are effectively connected with the conduct of a United States trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made after December 31, 2012 with respect to any notes other than notes outstanding on March 18, 2012. Under proposed Treasury regulations, these withholding and reporting requirements with respect to interest will be delayed until January 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2015. Further, withholding will not apply to notes outstanding on January 1, 2013, unless such notes undergo a significant modification after that date. The proposed Treasury regulations are proposed to be effective on the date of publication of the adoption of the regulations as final regulations. Investors are urged to consult their own tax advisors regarding the application of the legislation and proposed regulations to the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC

Agents (Senior Co-Managers):	Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Agents (Junior Co-Managers):	Barclays Capital Inc.

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

CastleOak Securities, L.P.

Commerz Markets LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

Lebenthal & Co., LLC

Lloyds Securities Inc.

Loop Capital Markets LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UBS Securities LLC

The Williams Capital Group, L.P.

Plan of Distribution:	On May 7, 2012, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.57%, plus accrued interest, if any, from May 7, 2012. The purchase price equals the issue price of 99.92% less an underwriting discount of 0.35% of the principal amount of the notes.

CUSIP:	94974BFD7

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